Mines Richmont inc.
110, avenue Principale
Rouyn-Noranda, QC
J9X 4P2, CANADA

Tél. : (819) 797-2465
Téléc. : (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

PRIVATE PLACEMENT

MONTREAL, December 24, 2003 - Richmont Mines announces the closing of a Private Placement of approximately CAN$500,000 by the issuance of 60,753 Flow- Through shares to Northern Precious Metals Limited Partnership of Montreal Quebec. Proceeds will be used to fund exploration work for 2004, mainly on the Sewell and Cripple Creek properties, located near Timmins in Ontario.

These securities have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any U.S. state securities laws and, unless so registered, may not be offered or sold within the United States to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Louis Dionne
President

For more information, contact:

Martin Rivard                                   Telephone: (819) 797-2465
Executive Vice-President                  Fax: (819) 797-0166

Trading symbol: RIC                         Listings: Toronto - Amex

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.